Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended August 31,		Six Months Ended August 31,
	2007	2008	2007	2008

EARNINGS:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$8,726	$9,330	$11,917	$15,399
Add:
Fixed charges	11,618	9,499	23,919	19,536
Less:
Preferred stock dividends	2,246	2,246	4,492	4,492

Earnings	$18,098	$16,583	$31,344	$30,443

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$8,654	$6,564	$17,986	$13,621
Portion of rents representative of the interest factor	718	689	1,441	1,423
Preferred stock dividends	2,246	2,246	4,492	4,492

Fixed Charges	$11,618	$9,499	$23,919	$19,536

Ratio of Earnings to Fixed Charges	1.6	1.7	1.3	1.6